MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR
THE YEAR ENDED DECEMBER 31, 2007

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Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to help the reader of the consolidated financial statements understand ViRexx Medical Corp. (“ViRexx” or “the Company”), our operations and our present business environment as of February 12, 2008. This MD&A should be read in conjunction with our December 31, 2007 audited consolidated financial statements and the accompanying notes thereto.  These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For a reconciliation and discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to ViRexx see Note 24 to the audited consolidated financial statements.  Unless otherwise indicated, all amounts are expressed in Canadian dollars.  This MD&A includes the following sections:

▪
Our Business – a general description of our business including a brief overview of our product candidates; a corporate update; our outlook for 2008 and the general challenges and risks related to our business and industry.

▪	Operations Review – an analysis of our consolidated results of operations presented in the audited consolidated financial statements for the year ended December 31, 2007 compared to the prior year.

▪	Liquidity, Capital Resources and Financial Position – an analysis of cash availability and cash flows; off-balance sheet arrangements and contractual obligations;

▪	Controls and Procedures – an analysis of disclosure controls and procedures, as well as internal controls over financial reporting.

▪
Critical Accounting Policies and Estimates – a discussion of significant accounting policies that require critical judgments and estimates, along with a discussion of the future impact of accounting standards that have been issued but are not yet effective.

FORWARD-LOOKING STATEMENTS

This “Management’s Discussion and Analysis of Financial Condition and  Results of Operations” and other written reports and releases and oral statements made from time to time by us contain forward-looking statements which can be identified by our use of words like “plans”, “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements. Such factors include risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect our intellectual property, dependence on our collaborative partners, additional long-term capital requirements and our stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  No forward-looking statement is guaranteed and actual results may vary materially.  Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

OUR BUSINESS

ViRexx is a Canadian-based development-stage biotech company focused on developing innovative targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer.

We have currently three proprietary platform technologies: Chimigen™ Vaccines, targeted-autothrombogenic cancer therapy (“T-ACT™”) and antibody-based immunotherapy (“AIT™”), all of which are based on the principle of harnessing the body’s power to fight disease.

As at January 31, 2008, the Company had $2.1 million in cash, cash equivalents and short-term investments.  We remain focused on advancing our technology platforms and securing the appropriate financing, collaboration and/or license agreements and continue to apply our limited resources to these activities.  We have been working with our vendors to secure payment plans that meet our obligations while enabling us to focus our attention on the advancement of our technology platforms and our financing initiatives.  Based on our current estimates and expected operating activities there are sufficient resources to carry the operations of the Company into the second quarter of 2008.

Chimigen™ Platform Technology

The Chimigen™ Platform technology is being used to develop therapeutic as well as prophylactic vaccines for the treatment of different viral diseases.

Two Chimigen™ HCV Therapeutic Vaccine candidates are currently being evaluated for scaled up production methods and immune responses in both ex vivo assays and in animals.  Several avian influenza vaccine candidates have been produced using Chimigen™ Vaccine Platform and two potential candidates have been selected.  These are currently being evaluated in laboratory studies, to be followed by evaluation in animal models.

Two Chimigen™ HBV Therapeutic Vaccine candidates are currently being evaluated for scaled up production methods and immune responses in laboratory studies.

ViRexx is continuing its research collaboration with Defence Research and Development Canada Suffield (“DRDC Suffield“) and with National Research Council Canada's National Institute for Nanotechnology (“NINT“) to study ViRexx's proprietary Chimigen™ Vaccine platform, with networking and financial contributions from the National Research Council of Canada Industrial Research Assistance Programme (“NRC-IRAP”). The DRDC Suffield collaboration is evaluating the use of Chimigen™ Vaccines for biodefence applications and the studies at NINT are evaluating the targeted nanoparticle properties of Chimigen™ Vaccines for various biomedical uses, including immunotherapy.

T-ACT™ Platform Technology

The T-ACT™ Platform technology is designed to cut off the blood supply to hypervascular tumours, leading to tumor tissue starvation and death. The lead product candidate of the T-ACT™ Platform is Occlusin™ 50 Injection, a treatment for primary cancer of the liver.  The Phase I study of Occlusin™ 50 Injection in liver cancer patients was completed in the third quarter of this year.  The product was found to be safe, simple to administer, and effective as an embolic agent. There were no clinically important safety concerns related to treatment with Occlusin™ 50 Injection. Of the 12 patients treated with Occlusin™ 50 Injection as part of a transcatheter aterial chemoembolization (“TACE”) procedure, three patients have undergone liver transplantation.  TACE is the treatment of choice to control tumour progression in patients who are being considered for liver transplantation. Liver transplantation is the optimal treatment for primary cancer of the liver in selected patients, because it essentially “cures” the liver cancer and any underlying liver disease that might lead to the reappearance of the cancer. Partnering discussions are ongoing with respect to this product candidate.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

The second product candidate from the T-ACT™ Platform is Occlusin™ 500 Artificial Embolization Device (“AED”), an embolic agent designed to treat hypervascular tumours including uterine fibroids. This device is delivered by catheter to the blood vessels feeding the tissue to be treated.  Unlike other embolic agents, Occlusin™ 500 AED undergoes natural break down in the body and ultimately disappears. We are continuing preclinical testing of this product candidate, which will likely be completed during the first half of 2008.  We have also completed the production of two Good Manufacturing Practice (“GMP”) batches of the product.  Exploration of GMP manufacturing methods of Occlusin™ 500 AED to increase efficiency of product production are in progress.

AIT™ Platform Technology

On December 5, 2007, ViRexx announced the preliminary analysis of results from the two Phase III clinical trials of OvaRex® MAb for the treatment of advanced ovarian cancer and the results failed to reach statistical significance. The two identical Phase III trials, IMPACT I and IMPACT II, were randomized, double-blind, placebo-controlled trials conducted at over 60 centers across the United States. The studies enrolled 367 ovarian cancer patients and assessed the efficacy of OvaRex® mono-immunotherapy during the "watchful waiting" period following front-line chemotherapy. The studies demonstrated no difference between active (standard of care followed by OvaRex® MAb) and control (standard of care followed by placebo) treatment arms. The results of IMPACT I and IMPACT II were consistent with each other.

We are assessing fully the clinical trial results and the assumptions underlying the program prior to determining the next steps in the development of this product and the effect of this on related technologies.  In addition, United Therapeutics Corporation announced they will terminate the development agreement with AltaRex Medical Corp. (“AltaRex”), a wholly owned subsidiary of ViRexx, for the entire platform of antibodies thereby consolidating world wide manufacturing and distribution rights back to AltaRex.

CORPORATE UPDATE

On February 14, 2007, and amended on February 21, 2007 a group of our shareholders (the “13D Group”) filed a Schedule 13D with the United States Securities and Exchange Commission.  The result of this filing was a change in the Board of Directors.  Mr. Bruce Brydon, Mr. Jean-Claude Gonneau, Mr. Lorne Tyrrell and Mr. Tom Brown left the Board and Mr. Michael Marcus, Mr. Peter Smetek and Mr. Yves Cohen joined to serve as members of the Board of Directors.

During the second quarter Mr. Marc Canton, former President and Chief Operating Officer, Mr. Lorne Tyrrell, former Chief Executive Officer, Mr. Scott Langille, former Chief Financial Officer and Mr. Jean-Paul Laurin, former Business Development Director, ended their employment with ViRexx.

In July 2007, Dr. Richard Ascione was appointed Interim Chief Scientific Officer. He has over 21 years experience with the National Institute of Health as Deputy Director of Laboratory Molecular Oncology and ten years of experience working with Aphton Corporation where he was Director of Research.

On September 21, 2007, Mr. Darrell Elliott was appointed a Director, Chairman of the Board of Directors and Interim Chief Executive Officer.  Mr. Elliot has more than 35 years of experience in merchant banking, venture capital and analogous operating experiences in Africa, Europe and North America.  He has served on numerous boards in both private and publicly traded companies.

On September 24, 2007, PricewaterhouseCoopers LLP, resigned on their own initiative, as our external auditors.  The Audit Committee and the Board of Directors accepted their resignation.  The related auditor’s reports for the two years ended December 31, 2006 and 2005 did not contain any reservations as to departures from Canadian GAAP or limitations in scope.  In connection with those two audits and through September 24, 2007, there were no reportable events requiring disclosure to regulatory authorities.

On October 30, 2007, through a competition, Deloitte & Touche LLP accepted appointment as successor external auditor.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

As announced on October 12, 2007, Mr. Erich Bam was appointed Interim Chief Operating Officer.  Mr. Bam is a Chartered Accountant with more than 20 years of experience in the financing, development and management of both private and publicly traded companies.  Most recently, Mr. Bam serves as a partner and Managing Director of Gemini Partners where he is responsible for sourcing and managing assignments.

Mr. Gary Woerz, MBA, is presently not responsible for the day-to-day financial operations of the Company.  Mr. Brent Johnston, CA, Acting Chief Financial Officer is presently responsible for the day to day financial operations of the Company.

Other Updates

On October 17, 2007, we resolved and reconciled any misunderstanding related to costs associated with the set-up and renovation of a manufacturing facility of Tecnogen Farmaceutica Lda (“Tecnogen”) related to OvaRex® MAb.

OUTLOOK

The rights to the AIT™ platform and its several antibodies, including OvaRex® MAb, which had been licensed to United Therapeutics Corporation, have been repatriated to ViRexx. ViRexx is completing an in depth evaluation of the data available from the clinical trial results and is also evaluating the possibility of commencing another trial, with an appropriate partner, for OvaRex® MAb in combination therapy, for which there appears to be supporting evidence.

The Company is actively investigating partnering interest in both Europe and China for its embolotherapeutic agent Occlusin™ 500 AED.  These prospects are expected to be brought to a conclusion in the first half of 2008.

The Company is of the view that strong opportunities exist in Asian markets, where there is a high incidence of liver cancer, for the further development and commercialization of Occlusin™ 50 Injection. The Company will investigate the co-development of this therapeutic with a regional partner, by taking it into a pivotal trial in the Asian market.

The Company’s Chimigen™ Platform has promise for the future.  ViRexx is continuing to develop these novel immunotherapies for high value infectious disease markets.  Over the next two years, the Company will increasingly focus its research and development efforts on advancing its current candidate Chimigen™ therapies into clinical development and seeking corporate partners at the appropriate time.

The Chimigen™ Platform has already produced one candidate, Chimigen™ Hepatitis B Vaccine, formerly HepaVaxx B, which demonstrated safety in a clinical trial on August 9, 2006.   The Company does not intend further to develop this particular candidate, independently, and is currently responding to a partnering enquiry.

The past year was a challenge for ViRexx, but the Company is optimistic about the future of its existing products as well as new relationships being put in place.  The potential exists for medium term re-partnering of antibody candidates from the AIT™ Platform, on terms superior to the past and several of the Company’s existing product candidates from its other two platforms are currently under active consideration by new potential partners.  The year has resulted in a strong sharpening of the Company’s focus and a keener understanding of its strengths.

The support of the Company’s shareholders will be key as new management seeks to build upon the great inherent value within the Company and to maximize opportunities from its product candidates within the Company’s Chimigen™ technology platforms.  ViRexx was awarded the Alberta Science and Technology Leadership Foundation award in 2004 for technology innovation for this platform.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

RISKS AND UNCERTAINTIES

The Company operates in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of the Company’s control. The Company is subject to risks inherent in the biotechnology industry, including:

Risks Related to the Company’s Financial Condition

•	The need to raise capital from investors to continue planned operations. If the Company is unable to fund operations, the Company may cease doing business.
•
With the exception of milestone payments from potential product out-licensing, the Company has not derived any revenue to date from the commercial sale of its product candidates, nor had any revenues from other commercial sales; the Company has relied on equity and debt financings to support operations.

•
The operating losses are expected to continue. If the Company is unable to achieve significant revenues in the future or secure alternative sources of capital or financing, the Company may cease doing business.

•	The Company will continue to need significant amounts of additional capital that may not be available to the Company on favorable terms, and may be dilutive.
•	The Company may fail to obtain additional financing and be unable to fund operations and commercialize its product candidates.

Risks Related to the Company’s Business and Operations

•
The Company is in various stages of development of product candidates and unless it is able to generate sufficient product revenue from these candidates, the Company will continue to incur losses from operations and may not achieve or maintain profitability and may have to cease operations.

•
The Company relies on, and intends in the future to continue to rely on; revenue from technology licenses with or issued to third parties. Any breach or termination of these license arrangements could have a material adverse effect on the business, financial condition and results of operations.

•	Failure to protect intellectual property, or infringement on the intellectual property rights of others, may impede the Company’s ability to operate freely.
•	The Company’s business is subject to significant government regulation and failure to achieve regulatory approval of drug candidates would severely harm its business.
•	The Company is dependent on the successful outcome of preclinical testing and clinical trials.
•	Delays in clinical trials will cause the Company to incur additional costs which could jeopardize the trials and adversely affect the Company’s liquidity and financial results.
•	The Company relies on clinical investigators and contract research organizations to conduct its clinical trials.
•	There are risks inherent in relying on a sole source supplier for some of the Company’s materials.
•	The Company is dependent on strategic partners as part of its product candidate development strategy, and it would be negatively affected if it is not able to initiate or maintain these relationships.
•	The Company relies on collaborative arrangements for manufacturing its investigational drug products and product candidates.
•	The Company is required to comply with regulations that are administered by regulatory authorities in the United States, Europe and Canada.
•
Even if product candidates receive all of the required regulatory approvals, there is no guarantee of market acceptance or commercialization of the resulting product candidates, which will be determined by the Company’s sales, marketing and distribution capabilities and the positioning and competitiveness of its product candidates compared with any alternatives.

•	Reimbursement procedures and future healthcare reform measures are uncertain and may adversely affect the Company’s ability to successfully sell or license any pharmaceutical product candidate.
•	Competitive products and technologies may reduce demand for the Company’s product candidates and technologies.
•	The Company’s industry is characterized by rapid change and a failure by the Company to react to these changes could have a material adverse effect on its business.
•	If the Company fails to hire or retain needed personnel, the implementation of its business plan could slow and future growth could suffer.
•	The Company is reliant on key employees.
•	The Company conducts certain elements of its business internationally, and the decisions of sovereign governments could have a material adverse effect on its financial condition.
•	The Company’s operating results may be subject to currency fluctuations as some of its expenses are in U.S. dollars or other foreign currencies.
•
The Company’s insurance may not be sufficient, exposing the Company to potential loss from litigation. Claims related to product candidates in clinical studies and product liability could also increase its expenses, harm its reputation and keep it from growing its business.

•
Hazardous materials that are highly regulated may expose the Company to potential liability in the event of an accident therefore; compliance with environmental regulations could be costly in the future.

•
Although the Company is not aware of any, at present, it is possible that the Chimigen™, T-ACT™ and AIT™ Platforms might cause unknown adverse side effects or cause undesirable reactions, that would affect their market potential.

•
If there are fewer individuals in the Company’s target markets than the Company estimates, then it may not generate sufficient revenues to continue development of its product candidates or continue operations.

•	The Company may need to significantly increase the size of its organization, and it may experience difficulties in managing growth.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

Risks Relating to the Company’s Common Shares

•	The Company has not paid, and does not intend to pay any cash dividends on its common shares and therefore its shareholders may not be able to receive a return on their shares unless they sell them.
•	The market price and trading volume of the Company’s common shares may be volatile.
•	The significant costs that the Company will incur as a result of being a public company in the United States and Canada could adversely affect its business.

The Company operates in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of the Company’s control. The Company is also subject to risks inherent in the biotechnology industry. The Company’s financial results will fluctuate from period to period and therefore are not necessarily meaningful and should not be relied upon as an indication of future financial performance. Such fluctuations in quarterly results or other factors beyond the Company’s control could affect the market price of its common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical and biotechnology industries, and general economic conditions. Any effect on its common stock could be unrelated to longer-term operating performance. A more detailed discussion of the risks and uncertainties affecting the Company can be found in the Company’s Form 20-F under the caption “Risk Factors” for the fiscal year ended December 31, 2007. Additional information relating to the Company, including the Company’s Form 20-F, is available on SEDAR at www.sedar.com, EDGAR www.sec.gov/edgar.html or at the Company’s website at www.virexx.com.

OPERATIONS REVIEW

	For year ended December 31
	2007	2006	2005
Research and development	$4,760,560	$5,937,122	$4,750,190
Corporate administration	4,947,487	4,976,837	3,650,282
Net loss and comprehensive loss	(31,567,690)	(17,493,375)	(7,459,714)
Basic and diluted loss per common share	(0.43)	(0.25)	(0.13)
Cash and cash equivalents and short-term investments	$2,575,248	$10,742,191	$5,571,850

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

For the year ended December 31, 2007, the net loss was $31,567,690 or ($0.43) per common share, as compared to $17,493,375 or ($0.25) per common share for the year ended December 31, 2006. The $14,074,315 increase in net loss is mainly attributable to the following, as more fully described in the following sections.

•	Impairment of acquired intellectual property and related future income tax recovery.
•
Decrease in overall research and development costs due to lower clinical trial costs and employee related expenditures that were partially offset by manufacturing costs related to the Occlusin™ 500 AED and facility start up costs related to the Tecnogen manufacturing facility.

•	Lower corporate administration costs that were partially offset by increased costs due to the 13D filing and related legal and consulting fees.

During the year ended December 31, 2007, research and development costs for the Chimigen™ Platform were offset by a $226,545 financial contribution from the NRC-IRAP.

Research and Development

	For year ended December 31
	2007	2006	2005
Contract research costs	$ 338,223	$ 628,240	$ 410,052
Clinical trial costs	98,529	477,364	104,692
Clinical material manufacturing costs	575,611	386,216	861,064
Employee related costs	1,650,067	2,554,289	2,068,468
Other research and development costs	2,098,130	1,891,013	1,305,914
	$ 4,760,560	$ 5,937,122	$ 4,750,190

Research and development expenses for the year ended December 31, 2007, were $4,760,560 compared to $5,937,122 for the year ended 2006, a decrease of $1,176,562 or 20%.

This decrease in research and development spending can be attributed to the following factors.

Contract research costs were lower in 2007 due to a one time toxicology study being done in non-human primates in 2006 that cost $396,000.  Additional contract research costs of $181,000 were incurred in 2007 related to stability testing of the GMP manufactured product for Occlusin™ 500 AED and a mouse study performed in collaboration with Vaccine and Infectious Disease Organization (”VIDO”) related to the Chimigen™ vaccines.

Decreased clinical trial costs compared to the same period in 2006 is due to the completion of the Phase I clinical studies of Chimigen™ Hepatitis B Vaccine, which cost $335,000 in 2006.

Clinical material manufacturing costs increased $189,395 compared to 2006 due to the following:

•	GMP manufacturing for the Occlusin™ 500 AED was started in September 2006 and ended in June 2007. Costs of $311,000 were incurred that were not incurred 2006;

•
In 2005, Protein Sciences Corporation was contracted for the GMP manufacturing of Chimigen™ Hepatitis B Vaccine, formerly HepaVaxx B, which completed a Phase I safety clinical trial in humans.  Final costs and completion of the contract occurred early in 2006.  There was no similar GMP manufacturing in 2007; and

•	One time various microbial and viral tests on the cell banks which cost $30,000 for the AIT™ Platform were conducted in 2006 that were not performed in 2007.

The decrease in employee related costs of $904,222 is primarily due to the staff reductions as a result of the November 2006 restructuring and allocation of certain executive costs. In April 2007, the Alberta Heritage Foundation for Medical Research (“AHFMR”) - Industrial Research Fellowship granted funding of $37,500.  There was  no funding received in 2006.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

Other research and development costs increased in 2007 due to resolution of the start-up and renovation of the Tecnogen manufacturing facility of $354,545.

Research and development expenses for the year ended December 31, 2006 totaled $5,937,122, an increase of $1,186,932 from $4,750,190 for the corresponding year ended December 31, 2005. This increase was due primarily to additional toxicology testing for the Chimigen™ Hepatitis B Vaccine clinical studies, development of Occlusin™ 500 AED, development of Occlusin™ 50 Injection, preclinical studies for a Chimigen™ Vaccine candidate for Hepatitis C, development for Chimigen™ Vaccines for biodefence applications and initiating manufacturing activities in Europe for OvaRex® MAb.

Corporate Administration

	For year ended December 31
	2007	2006	2005
Business development costs	$ 284,901	$ 527,487	$ -
Employee related costs	776,146	1,666,889	1,855,556
Other administration costs	3,886,440	2,782,461	1,794,726
	$ 4,947,487	$ 4,976,837	$ 3,650,282

Corporate administration expenses for the year ended December 31, 2007, totaled $4,947,487, a decrease of 1% or $29,350 from $4,976,837 for the year ended December 31, 2006.

During the year, efforts continued on business development including the pursuit of potential partnerships and finance arrangements for product candidates and technology platforms.  The significant decrease from 2006 in business development of $242,586 or 46% is a direct result of a second quarter reduction of management personnel in this department.

The decrease from 2006 of $890,743 in employee related costs was due to the second quarter change in management.  Employee related costs savings have been offset by higher consulting and travel costs incurred by senior management.  Additional costs of $685,000 were also incurred from legal and other advisory services that management retained to determine courses of action relating to the effects of the Schedule 13D filed February 14, 2007 with the Securities and Exchange Commission.

Corporate administration expenses for the year ended December 31, 2006 were $1,326,555 higher compared to 2005.  This was due to increased activity relating to investor relations, corporate communication, an increase in legal expenses and other related service fees for U.S. regulatory filing requirements including consulting fees associated with Sarbanes-Oxley compliance requirements.

Other Income (Expense)

The significant decrease in other income is directly related to the impairment loss on acquired intellectual property of $24,991,344.  On December 5, 2007, the Company announced the results of two Phase III clinical trials of OvaRex® MAb for the treatment of advanced ovarian cancer.  The results showed that the studies failed to reach statistical significance.  These trials were conducted and based on acquired intellectual property and related agreements from the acquisition of AltaRex in December 2004.  The value of the Unither Pharmaceuticals, Inc., (a subsidiary of United Therapeutics Corporation) development agreement and other licenses was directly linked to expected future cash flows from these agreements.  Due to the failure of the clinical trials, the ability to realize the expected future economic benefit from the acquired intellectual property is remote.  Therefore, the entire unamortized value of the acquired intellectual property has been recognized as an impairment loss.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

Future Income Taxes

The future income tax recovery for the year ended December 31, 2007, was $5,346,990 compared to an expense of $4,178,613 for the year ended December 31, 2006 and a recovery of $3,358,426 for the year ended December 31, 2005.

On the acquisition of AltaRex in 2004, the premium paid by ViRexx over the carrying value of the net assets of AltaRex was allocated to the acquired intellectual property owned by AltaRex. This resulted in a significant future tax liability based on the difference between the tax cost base of the acquired intellectual property and its net book value for accounting purposes.  With the impairment loss on the acquired intellectual property recognized in other income, the liability associated with this asset has been eliminated.  This provided a recovery of the future income tax liability previously reported.

ViRexx, as the parent company, has incurred significant operating losses and has other tax assets, such as scientific research and experimental development credits that can be used to reduce future taxable income. Management’s assessment of the value of these non-capital losses carried forward is based on its best estimate of the ability of the Company to utilize these non-capital losses and tax credits to offset future taxable income. Judgments as to the timing and potential use of such non-capital losses and tax credits are made on the best information available and are reassessed periodically.  Currently management is not of the opinion that the realization of these future income tax assets is more than likely then not, therefore management has recorded a valuation allowance such that no future income tax asset has been recorded in the consolidated financial statements.

SUBSEQUENT EVENT

In February 2008, the Company proposed settlement of a claim for severance pay and wrongful dismissal filed by a former employee.  The settlement amount is accrued for in the consolidated financial statements.

Also, during February 2008 the Company has proposed a settlement to Clarus Securities Ltd. (“Clarus”) for damages for non-performance in regard to the cancellation of a $15,000,000 public offering.  The proposed settlement includes a cash payment and warrants.  The cash settlement amount has been accrued in the consolidated financial statements.  The issuance of the warrants will be recorded in the first quarter of 2008 once they are issued and the exercise price has been determined.

LIQUIDITY AND CAPITAL RESOURCES

	As at December 31,
	2007	2006
Cash and cash equivalents	$ 2,533,105	$ 405,354
Short-term investments	42,143	10,336,837
	$ 2,575,248	$ 10,742,191

As at December 31, 2007, the Company’s cash and cash equivalents and short-term investments totaled $2,575,248 as compared with $10,742,191 at December 31, 2006. The Company’s net cash provided from operating activities amounted to $2,283,769 for the year ended December 31, 2007, reflecting the Company’s redemption and use of short-term investments to fund corporate administration expenses, including costs incurred for the public offering, dealing with the 13D group, and research and development expenses.

Currently the Company has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income to finance operations. Revenues from operations are not expected until certain milestone and royalty payments from license and collaboration agreements have been earned, or commercialization of a product candidate has occurred.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

The Company believes that its cash and cash equivalents and short-term investments will be sufficient to satisfy the Company’s anticipated operating requirements into the second quarter of 2008. Management is considering all financing alternatives and is seeking to raise additional funds for operations from all potential sources. This disclosure is not an offer to sell, nor a solicitation of an offer to buy securities of the Company. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms. At December 31, 2007, there was substantial doubt that the Company would be able to continue as a going concern. The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern were not appropriate and these adjustments could be material.

Projections of further capital requirements are subject to substantial uncertainty. Working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of research and development activities; progress or lack of progress in preclinical studies or clinical trials; drug substance requirements to support clinical programs; the ability to achieve milestone payments under current licensing partner collaborations or any other collaboration the Company establishes that provide funding; changes in the focus, direction, or costs of research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; business development activities; new regulatory requirements implemented by regulatory authorities; and the timing and outcome of any regulatory review process or commercialization activities, if any.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2007, the Company did not have any material off-balance sheet arrangements other than those listed under the Contractual Obligations and Commitments described below and those disclosed in Note 13 to the Audited Consolidated Financial Statements for the year ended December 31, 2007.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company periodically enters into long-term contractual arrangements for the lease of office and laboratory facilities and product candidate manufacturing for clinical trials. The following table presents commitments arising from these arrangements currently in force over the next five years:

	Total	< 1 year	1 – 3 years
Operating lease obligations	$ 395,940	$ 115,885	$ 280,055
Product candidates manufacturing obligations	18,000	9,000	9,000
Capital lease obligation	5,931	5,931	-
Total contractual obligations	$ 419,871	$ 130,816	$ 289,055

Notes:  Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

CONTROLS AND PROCEDURES

In order to ensure that information filed under Canadian and U.S. securities legislation presents fairly in all material respects the financial information of ViRexx, the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures, as well as internal controls over financial reporting.

Disclosure Controls and Procedures

For the year ended December 31, 2007, the Chief Executive Officer and Chief Financial Officer in cooperation with the committee responsible for the Company’s disclosure policy (the “Disclosure Committee”), have evaluated the effectiveness of the Company’s internal disclosure controls and procedures as defined in Multilateral Instrument 52-109.   The Disclosure Committee is currently composed of the Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Audit Committee.  Prior to every disclosure, each Director must review and provide comment within 24 hours. Generally, the Disclosure Committee has concluded that the Company’s control procedure provides reasonable assurance that:

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

▪
information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian and U.S. securities legislation is completed within the prescribed time periods; and

▪	material information relating to the Company is reported in a timely manner so that it can provide investors with complete and reliable information.

Internal Controls over Financial Reporting

Management undertook the documentation and assessment of the design of internal controls over financial reporting for our operating and accounting processes.  Similar to the evaluation of disclosure controls and procedures referred to above, the design of internal controls over financial reporting was evaluated as defined in Multilateral Instrument 52-109.  During the second quarter of 2007, and subsequent to the changes to the Board of Directors and Senior Management that occurred as a result of the 13D filing, a special committee (“the Committee”) was formed consisting of two independent directors and independent counsel. The mandate of the Committee was to review the directors’ and managements’ awareness and understanding of the Mandates of the Board, Code of Business Conduct and Ethics, Disclosure, Confidentiality and Trading Policy and the Charters of the committees of the Board. As a result of these significant changes to management, the current management team has assessed that there is a reasonable basis to assess that there may be weaknesses in internal controls over financial reporting. Accordingly, internal controls over financial reporting may not be effective. Management is continuing its review, and if necessary, will remediate any identified weaknesses during the first quarter of 2008.

A control system can only provide reasonable, not absolute, assurance that the objectives of the control system are met.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

CRITICAL ACCOUNTNG POLICIES AND ESTIMATES

Our audited consolidated financial statements are prepared in accordance with Canadian GAAP, which requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  We believe that our most critical accounting policies and estimates relate to the following areas, with reference to notes contained in the audited consolidated financial statements:

▪	Acquired Intellectual Property (Note 7 and 24(a))
▪	Income Tax Provision (Note 11 and 24(a))
▪	Legal Claims (Note 14 and 15)
▪	Stock Based Compensation (Note 18 and 24 (b))

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with its Audit Committee of our Board of Directors. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. A summary of significant accounting policies and estimates and a description of accounting policies that are considered significant may be found in the Note 4 to the audited consolidated financial statements.

The Company has various legal and administrative proceedings, principally related to former employee claims for wrongful dismissal. The Company may make a provision for those proceedings and may make additional significant provisions for such legal proceedings, as required in the event of further developments. Litigation is inherently unpredictable. The Company may in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.  These accounting policy changes were adopted on a retroactive basis with no restatement of prior period consolidated financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

Financial Instruments – Disclosure and Presentation (CICA Handbook Section 3861)

In accordance with these standards, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other liabilities.  Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss).  Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the consolidated statement of loss. Financial instruments of the Company consist of cash equivalents, short-term investments, other current assets, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.

The Company has made the following classifications:

•	Cash equivalents and short-term investments are classified as held-for-trading and are measured at fair value. Gains and losses related to periodic revaluation are recorded in net loss;

•	Other current assets are classified as loans and receivables and are initially measured at fair value and subsequently at amortized cost using the effective interest method; and

•
Accounts payable and accrued liabilities and obligations under capital lease are classified as other liabilities and are initially measured at fair value and subsequently at amortized cost using the effective interest method.

Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales.  All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss).  The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have a material impact on the consolidated financial statements.

Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.  Transaction costs with respect to instruments classified as held-for-trading are expensed as incurred.

As at December 31, 2007, the impact on the consolidated balance sheet of measuring the financial assets and liabilities was $nil.

Comprehensive income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and events from sources other than the Company’s shareholders.  In accordance with this new standard, the Company is required to report a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive loss, and is required to be added to the shareholders’ equity section on the consolidated balance sheet.  The components of accumulated other comprehensive loss may include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains and losses on the net investment in self-sustaining foreign operations and changes in fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  There were no such components to be recognized in other comprehensive loss at adoption on January 1, 2007 or for the year ended December 31, 2007.  As the Company has no items of other comprehensive loss, net loss is equivalent to comprehensive loss and the Company has not reported a separate statement of comprehensive loss.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

Hedges (CICA Handbook Section 3865)

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company does not have any hedging items so the implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

Equity (CICA Handbook Section 3251)

In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007.  This Section establishes standards for the presentation of equity during a reporting period.  The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

Accounting changes (CICA Handbook Section 1506)

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes" which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCMENTS

Capital Disclosures (CICA Handbook Section 1535)

In November 2006, the CICA issued new Handbook Section 1535 "Capital Disclosures", effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity's capital and how it is managed in order that a user of the financial statements may evaluate the entity's objectives, policies and processes for managing capital. This new Standard will not have a material effect on the Company's consolidated financial statements.  The following disclosure will be added to annual and interim reports beginning January 1, 2008:

The Company's objectives when managing capital are:

To safeguard the Company's ability to continue as a going concern, to continue to provide returns for shareholders and benefits for other stakeholders, and;

To provide an adequate return to shareholders commensurate with the level of risk associated with a development stage biotechnology company.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the number of shares issued, sell assets, enter into mergers and acquisitions, acquire debt or enter into some other form of financing facility.

Capital comprises all components of equity (i.e. common shares, contributed surplus, and deficit accumulated during development stage) other than amounts in accumulated other comprehensive income relating to cash flow hedges.

Inventories (CICA Handbook Section 3031)

Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. This Section applies to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2008. The Company plans to adopt this Section for its fiscal year beginning January 1, 2008 and it will not have a material effect on the Company's consolidated financial statements.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

Financial Instruments: Disclosures (CICA Handbook Section 3862)/ Presentation (CICA Handbook Section 3863)

Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006. The Company plans to adopt these Sections for its fiscal year beginning January 1, 2008 and they will not have a material effect on the Company's consolidated financial statements.

Convergence to International Financial Reporting Standards (“IFRS”)

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with IFRS over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken in 2008. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

RECENTLY ADOPTED AND PENDING UNITED STATES ACCOUNTING PRONOUNCMENTS

Recent United States accounting pronouncements issued and adopted

Accounting for uncertainty in income taxes

In June 2006, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of Statement of Financial Accounting (“FAS”) 109 “Accounting for Income Taxes”.  On January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

Recent United States accounting pronouncements issued and not yet adopted

Fair value measurements

In September 2006, the FASB approved FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and enhances disclosures about fair value measurements.  This statement applies when other accounting pronouncements require fair value measurements.  It does not require new fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The adoption of FAS 157 will not result in a material impact on the Company’s financial position or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”), which allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. This statement is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. The adoption of FAS 159 will not result in a material impact on the Company’s financial position or results of operations.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities

In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-3 “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007.   The adoption of EITF 07-03 will not result in a material impact on the Company’s financial position or results of operations.

Collaborative Agreements

In September 2007, the EITF reached a consensus on EITF Issue No. 07-1 “Collaborative Arrangements” ("EITF 07-1"). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact EITF 07-1 will have on its results of operations and financial position.

Business Combinations

The FASB recently completed the second phase of its business combinations project, to date the most significant convergence effort with the International Accounting Standards Board (“IASB”), and issued the following two accounting standards:

i.	Statement No. 141, Business Combination; and

ii.	Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51.

These statements dramatically change the way companies account for business combinations and noncontrolling interests (minority interests in current U.S. GAAP).  Compared with their predecessors, Statements 141(R) and 160 will require:

•	More assets acquired and liabilities assumed to measured at fair value as of the acquisition date;

•	Liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period;

•	An acquirer in preacquisition periods to expense all acquisition related costs; and

•	Noncontrolling interests in subsidiaries initially to be measure at fair value and classified as a separate component of equity.

Statements 141(R) and 160 should both be applied prospectively for fiscal years beginning on or after December 15, 2008.  However, Statement 160 requires entities to apply the presentation and disclosure requirements retrospectively (e.g., by reclassifying noncontrolling interests to appear in equity) to comparative financial statements if presented.  Both standards prohibit early adoption.  The Company is currently assessing the impact these new standards will have on its consolidated financial statements.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2007

SELECTED ANNUAL AND QUARTERLY INFORMATION

The following unaudited quarterly information is presented in thousands of dollars except for loss per share amounts:

	2007				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Research and development costs	1,125	1,355	1,210	1,071	1,544	1,476	1,506	1,411
Net loss	2,924	3,188	1,915	23,541	2,309	3,326	3,365	8,493
Basic and diluted net loss per common share	0.04	0.04	0.03	0.32	0.04	0.05	0.05	0.11
Weighted average number of common shares outstanding	72,761	72,761	72,761	72,761	63,842	70,281	70,343	68,921

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates (manufacturing, clinical trials).

The following audited annual information is presented in thousands of dollars except for loss per share amounts:

	2007	2006	2005
	ANNUAL	ANNUAL	ANNUAL
Research and development costs	4,761	5,937	4,750
Net loss	31.568	17,493	7,460
Basic and diluted net loss per common share	0.43	0.25	0.13
Weighted average number of common shares outstanding	72.761	68,921	55,827
Total assets	3.290	38,949	36,286

Outstanding Share Data	Feb 7, 2008	Dec.31, 2007	Dec. 31, 2006
Common shares issued and outstanding                                       72,760,717               72,760,717                                                                     72,760,717
Stock options outstanding                                                                                     5,332,811                                  5,332,811                                               6,096,241
Warrants outstanding                                                                                           14,618,181                                14,618,181                                             17,077,480

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants would generate proceeds of approximately $25,245,709.